Morgan Crucible

08001222

21 February 2008

SEC Mail Processing Section
MAR 03 2008
Washington, DC
101

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
MAR 17 2008
THOMSON FINANCIAL

Tracey Bigmore
Assistant Company Secretary

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filing Letter.doc

Morgan Crucible

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Press Release

Morgan Crucible Co - Final Results
Morgan Crucible Co PLC
19 February 2008

PRELIMINARY RESULTS FOR THE YEAR ENDED 4 JANUARY 2008

- Strong year-on-year financial performance:

  Revenue increased by 6.3% on a constant currency basis

  Group operating profit margins before one off items(1) rose to 12.5% from 10.9% driven by improved pricing, operational efficiencies and continued growth in higher margin business

  Group operating profit margins after one off items(1) improved to 11.2% from 8.1%

  Profit before tax increased 47.8% to £71.7 million on a constant currency basis

  EPS(2) before one off items improved by 24.6% to 22.3 pence (2006: 17.9 pence)

- All three divisions contributing to a 24.8% increase in operating profit before one off items at constant currency:

  Carbon achieved operating profit margins before one-off items of 16.0% (2006: 15.8%), with continued growth in our higher margin businesses, such as armour, combined with strong performances from the Americas and Asia

  Technical Ceramics achieved excellent operating profit margin growth before one-off items to 13.0% (2006: 10.5%) with a particularly strong performance in Europe

  Insulating Ceramics achieved operating profit margins before one-off items of 11.3% (2006: 9.2%) with very good growth in both the top line and bottom line due to large project-based business

- Robust financial position:

  Net debt(4) at year end remains low at £119.7 million. Following the acquisition of the two businesses from Carpenter Technology Corporation, the net debt will be c. £200 million, representing 1.8 times proforma EBITDA (including the last full year Carpenter EBITDA), comfortably below our gearing target of 2 to 2.5 times EBITDA

  Total dividend increased by 50% to 6.75 pence per share (2006: 4.5 pence), reflecting the Board's confidence in the future prospects of the Group

Commenting on the results, Chief Executive Officer, Mark Robertshaw said:

"Morgan Crucible has delivered a strong financial performance in 2007, with results that reflect the quality in our business. Top line revenue growth has been good and we have made further progress towards our goal of mid-teen operating profit margins. Our strategy remains to focus on higher margin, higher

growth, less economically cyclical markets.

Morgan Crucible ended 2007 in a strong financial position. We have reduced our exposure to cyclical end markets both through positive mix shift in our organic business and through our acquisitions, targeting long term secular growth markets. Our order books are well up on last year and we look to the future with confidence."

£m unless otherwise stated	2007	2006	Change
Revenue	693.2	677.8	+2.3%
Operating profit before one-off items(3)	86.5	73.7	+17.4%
Operating profit before one-off items(3) margin	12.5%	10.9%	
EBITDA after one-off items (1)	102.6	81.1	+26.5%
EBITA after one-off items (1)	78.9	56.4	+39.9%
Operating profit after one-off items (1)	77.3	55.2	+40.0%
Operating profit margin after one-off items	11.2%	8.1%	
Profit before tax	71.7	50.3	+42.5%
EPS (pence) before one off items(2)	22.3	17.9	+24.6%
Basic EPS (pence)	19.1	12.9	+48.1%

Notes

-----

(1) One-off items are defined as costs of restructuring £9.8 million (2006: £23.9 million) and recovered legal costs associated with settlement of anti-trust litigation £0.8 million (2006: charge of £3.8 million), gain on curtailment of UK employee benefit schemes £nil (2006: £11.0 million), terminated bid approach costs £nil (2006: £2.1 million) and gain/(loss) on disposal of property £0.2 million loss (2006: gain of £0.3 million).

(2) EPS before one-off items defined as basic earnings per share of 19.1 pence (2006: 12.9 pence) adjusted to exclude the after tax impact of one-off items of 3.2 pence (2006: 5.0 pence).

(3) Operating profit before one-off items defined as operating profit of £77.3 million (2006: £55.2 million) before one-off items of £9.2 million (2006: £18.5 million).

(4) Net debt defined as interest bearing loans and borrowings, bank overdrafts less cash and other cash equivalents.

Reference is made to operating profit and EPS before one-off items below, both of which are defined at the front of this statement. These measures of earnings are shown because the Directors have used them historically to measure the underlying performance of the business during the restructuring of the Group from 2003 through to 2006. For 2007 and going forward the Group will continue to publish this measure but will focus on operating profit after one-off items (as defined at the front of this statement) as the Directors believe that this measure more accurately reflects the ongoing performance of the Group.

Strategy

The Group has delivered a 24.8% increase in operating profit before one-off items in 2007 on a constant currency basis. The operating profit margin before one-off items reached 12.5% in 2007 compared to 10.9% in 2006. Going forward the Group will be using operating profit margin after one-off items as its main profit measure. In 2007 operating profit after one-off items was 11.2%, which is a substantial increase over the 2006 margin of 8.1%. Our goal, based on operating profit margin after one-off items, remains to target mid-teen margins in good times and maintain double digit margins in bad times.

We continue to focus on higher growth, higher margin markets and continue to reduce our exposure to economically cyclical and commoditised business. Since 2003, we have increased our sales to key target markets such as the aerospace, defence and petrochemical sectors whilst reducing our exposure to the automotive, consumer goods and telecommunications sectors. We aim to provide high value-added solutions for our customers and to be number one or two in our chosen market segments.

Simultaneously, we focus on reducing and managing our cost base. Our manufacturing footprint is continually being reviewed for opportunities to simplify and rationalise the number of, and increase the efficiency of, our sites. In our continuing businesses, total overheads as a percentage of sales have reduced, on a constant currency basis, from 32.9% in 2003 to 25.1% in 2007. Over the same period total employment costs (from continuing businesses) as a percentage of sales have fallen from 39.3% in 2003 to 31.1% in 2007.

The Group is in excellent financial health. Our balance sheet strength has enabled us to pursue suitable bolt-on acquisitions that are aligned with our strategic priorities to accelerate profitable growth. We announced two major acquisitions in 2007, NP Aerospace and two businesses from Carpenter Technology Corporation. Going forward, we continue to look for targets that will enhance shareholder value.

In summary, we are delivering on our stated strategy. The combination of continuing healthy top line growth and profit margin progression allied to a strong balance sheet sees the Group in robust health.

Financial Review

The Group has delivered good top line growth in 2007 of 6.3% (on a constant currency basis) to £693.2 million (2006: £677.8 million).

Group operating profit before one-off items increased by 24.8% on a constant currency basis to £86.5 million (2006: £73.7 million) and operating profit margin before one-off items reached 12.5%, in comparison to 10.9% in 2006. All three of our Divisions contributed to this increase in margin. Operating profit after one-off items was £77.3 million, an increase of 49.2% over the previous year on a constant currency basis.

We have continued to rationalise our manufacturing footprint and to drive down the fixed cost base. The total gross charge for restructuring activities in 2007 was £9.8 million with expected benefits in the region of c. £5 million.

The net finance charge was £5.5 million (2006: £3.4 million). Net bank interest and similar charges were £7.2 million (2006: £4.6 million). Part of the finance charge under IFRS is the net IAS 19 (Employee Benefits) interest receipt on pension scheme net liabilities which was £1.7 million (2006: £1.2 million).

The tax charge for the period was £15.2 million (2006: £10.6 million). The tax charge on operating profit before one-off items, net of finance costs, was £15.8

million. There was a tax credit of £0.6 million on one-off items. The effective tax rate before one-off items was 21% (2006: 23.0%) which was marginally higher than the half year estimate. Over the medium term and as highlighted previously we would expect the effective tax rate to trend towards 30% as tax losses are utilised.

Earnings per share (EPS) before one-off items were 22.3 pence (2006: 17.9 pence). EPS after one-off items was 19.1 pence (2006: 12.9 pence).

The Group pension deficit has increased by £5.0 million since last year end to £47.7 million on an IAS 19 basis.

The net cash inflow from operating activities was £53.1 million (2006: £21.9 million outflow) which included an adverse cash impact from restructuring costs and costs associated with anti-trust litigation of £11.4 million (2006: £34.3 million). In absolute terms, working capital grew by £18.4 million (2006: £22.9 million), reflecting the increasing level of sales in our divisions. Cash flows from other investing activities included consideration paid in respect of acquisitions of £45.4 million (2006: £20.7 million) and receipts from prior year disposals which were £nil (2006: £11.6 million). Cash flows from financing activities include payment of £0.8 million (2006: £18.9 million) for the purchase of shares in respect of the long term incentive and employee share option schemes and £46.9 million (2006: £0.5 million) for the buy back of own shares.

Cash flow	FY	FY
	2007	2006
	£m	£m
Net cash from operating activities	53.1	18.1
UK pension scheme payment	-	(40.0)
Interest received	3.7	3.5
Net capital expenditure	(33.1)	(32.9)
Dividends paid	(18.8)	(7.4)
Free cash flow	4.9	(58.7)
Cash flows from other investing activities	(45.7)	(10.9)
Cash flows from financing activities	(47.7)	(19.2)
Exchange movement	2.9	4.2
Opening net cash/(debt)	(34.1)	50.5
Closing net (debt)	(119.7)	(34.1)

Dividend

Given the good financial performance of the Group in 2007, our strong balance sheet and our underlying confidence in future prospects, the Board has proposed a final dividend of 4.5 pence per Ordinary share, an increase of 50% on the

final dividend declared for 2006. The dividend will be paid on 30th June 2008 to Ordinary shareholders on the register of members at the close of business on 30th May 2008.

Operating Review

Carbon

Revenues for the full year were up by 1.4% on a reported basis compared to the same period last year at £216.6 million (2006: £213.6 million). On a constant currency basis the year on year revenue growth was 6.3%. Operating profit before one-off items for the year increased from £33.8 million to £34.6 million with operating profit margins before one-off items increasing from 15.8% in 2006 to 16.0% in 2007.

The Americas and the Asian regions performed well in 2007. As part of the Americas success there has been healthy growth in our armour business, including a good finish to the year in terms of both sales and orders. We expect our armour business to continue to perform well in 2008. Investment was made in Europe during the course of the year to improve our ability to serve the global market for both personal and vehicle protection. Our Asian businesses delivered another year of double digit revenue growth and we have continued to invest strongly in these businesses to ensure that growth can be maintained. This investment includes adding to our operational and technical resource, expanding the product range and broadening our regional coverage.

The NP Aerospace business has performed well since our investment in July 2007. Both the order book and opportunity pipeline are extremely strong, particularly in the vehicle armour market.

Technical Ceramics

Revenues in 2007 decreased by 6.1% to £152.6 million (2006: £162.5 million) and at constant currency this decline would have been 2.3%. As previously announced, this revenue decline was due to a large US customer reaching the end of its product lifecycle.

During the year, Technical Ceramics maintained its focus on positive product mix shift towards higher margin, higher value added end markets. In parallel, our continuous improvement programme in operations, our cost reduction initiatives in fixed overhead, and our emphasis on positive pricing all contributed to a further improvement in operating margins. Operating profit before one-off items increased by 17.1% to £19.9 million (2006: £17.0 million) and operating profit before one-off items margins improved to 13.0% (2006: 10.5%).

The order book for our US business continues to look healthy. Our business in Asia, although smaller, is robust, with continued growth in demand for ceramic rollers made at our recently expanded Yixing facility. Our European business performed particularly well in the second half of 2007 and markets there remain strong. In Europe and North America a highlight of 2007 has been the strength of our medical and aerospace customers. Developing our exposure to these sectors remains a major theme for the Division.

In December 2007, we announced the acquisition of the Technical Ceramics businesses of Carpenter Technology Corporation. The transaction is awaiting regulatory approvals and is expected to close by the end of the first quarter of 2008. These businesses are an excellent strategic fit and the enlarged Technical Ceramics Division has exciting prospects for revenue growth and operating margin enhancement. We continue to target additional bolt-on acquisition opportunities with attractive technology and market positions that will help to accelerate profitable growth momentum.

Overall, our order books remain robust having increased by over £7 million in the year to stand at £49 million by the year end. Our new business pipeline also has several strong prospects for 2008. As a result, the Division is well placed to renew revenue growth and continue to improve operating margins in 2008.

Insulating Ceramics

Within the Insulating Ceramics Division there are two business units: Thermal Ceramics and Molten Metal Systems.

The Thermal Ceramics business' revenue increased by 7.6% to £291.9 million in 2007 (2006: £271.2 million) and on a constant currency basis year on year growth was 11.0%, driven primarily by large project based orders.

Energy and raw material prices increased sharply in the last quarter of the year, particularly for bauxite (for alumina production), which have impacted contract prices for 2008. The business will continue to address these cost pressures through price increases and through improvements in manufacturing efficiency, with a particular focus on reducing energy usage.

The division starts the year with a healthy order book. Growth is coming particularly from project based sales in Asia and from the Middle East for aluminium, petrochemical and iron and steel markets associated with emerging market infrastructure build. These project orders are expected to remain strong through 2008.

New products launched during the last three years now account for 20% of European fibre sales; these include Superwool 607HT (high temperature bio-soluble fibre), Superwool Plus (enhanced insulation bio-soluble fibre) and engineered fibre for diesel particulate filters, taking advantage of the environmental requirements of the automotive market. Our global Superwool sales are growing steadily with eight plants now in regular Superwool production.

Trading conditions within the Molten Metal Systems business remained firm throughout 2007 with revenue at £32.1 million, an increase of 6.7% at constant currency over the previous year, with all regions reporting growth. Operating margins also improved with price increases and cost efficiencies offsetting increases in energy costs, raw material prices and adverse currency movements. We remain on schedule to cease manufacturing at our UK plant during the first half of 2008.Our German plant has been upgraded with additional capacity now in place. The building extension at our Indian plant in Aurangabad is complete and the increased manufacturing capacity will come on stream progressively during 20 In China, construction commenced of our new crucible manufacturing plant in Suzhou, near Shanghai. These projects will be fully operational in the second half of 2008 and will see our global production capacity more closely aligned with anticipated levels of future regional demand.

Outlook

All our Divisions continued to make good profit margin progression in 2007. Our leading market positions, diversified end-market mix, strong order book and healthy balance sheet enable the Board to look to the future with confidence.

Tim Stevenson, Chairman

Mark Robertshaw, Chief Executive Officer

CONSOLIDATED INCOME STATEMENT

for the year ended 4 January 2008

	Note	Total* 2007 £m
Revenue	1	693.2
Operating costs before one-off items and amortisation of intangibles		(605.1)
Profit from operations before one-off items and amortisation of intangible assets		88.1
Amortisation of intangible assets		(1.6)
Profit from operations before one-off items		86.5
One-off items:		
Restructuring costs and costs associated with settlement of prior period anti-trust litigation	4	(9.0)
Gain on curtailment of United Kingdom employee benefit schemes		-
Costs of terminated bid approach		-
Profit/(loss)on disposal of property		(0.2)
Operating profit		77.3
Finance income		28.8
Finance expenses		(34.3)
Net financing costs	2	(5.5)
Loss on disposal of business		(0.3)
Share of profit of associate (net of income tax)		0.2
Profit/(loss) before taxation		71.7
Income tax expense (all relates to overseas tax payable)	3	(15.2)
Profit/(loss) after taxation and for the period		56.5
Profit/(loss) for period attributable to:		
Equity holders of the parent		52.6
Minority interest		3.9
		56.5
Earnings/(loss) per share	5	
Basic		19.1p
Diluted		18.5p
Dividends		
Interim dividend - pence		2.25p
- £m		6.3
Proposed final dividend - pence		4.5p
- £m		12.4

The proposed final dividend is based upon the number of shares outstanding at th
* All current year operations are continuing.

CONSOLIDATED BALANCE SHEET

as at 4 January 2008

	2007 £m	2006 £m
Assets		
Property, plant and equipment	246.6	230.2
Intangible assets	69.8	66.4
Other investments	7.5	7.2
Investment in associate	5.2	-
Other receivables	36.8	1.2
Deferred tax assets	25.8	28.8
Total non-current assets	391.7	333.8
Inventories	97.7	84.9
Trade and other receivables	139.8	136.0
Cash and cash equivalents	108.0	97.4
Total current assets	345.5	318.3
Total assets	737.2	652.1
Liabilities		
Interest-bearing loans and borrowings	193.1	93.2
Employee benefits	47.7	42.7
Grants for capital expenditure	0.2	0.1
Provisions	5.7	6.7
Non-trade payables	3.7	3.6
Derivative financial liabilities	0.2	-
Deferred tax liabilities	19.2	28.4
Total non-current liabilities	269.8	174.7
Bank overdraft	20.8	24.5
Interest-bearing loans and borrowings	13.8	13.8
Trade and other payables	208.5	210.3
Current tax payable	15.2	9.9
Provisions	11.8	15.8
Derivative financial liabilities	1.0	-
Total current liabilities	271.1	274.3
Total liabilities	540.9	449.0
Total net assets	196.3	203.1
Equity		
Issued capital	69.5	73.7
Share premium	85.3	85.2
Reserves	32.5	21.3
Retained earnings	(11.1)	6.5
Total equity attributable to equity holders of parent company	176.2	186.7
Minority interest	20.1	16.4

Total equity	196.3	203.1

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 4 January 2008

	Note	
Operating activities		
Profit for the period		
Adjustments for:		
Depreciation		
Amortisation		
Net financing costs		
Loss on disposal of business		
Share of profit of associate		
Profit on sale of property, plant and equipment		
Income tax expense		
Equity settled share based payment expenses		
Operating profit before changes in working capital and provisions		1
(Increase)/decrease in trade and other receivables		
(Increase)/decrease in inventories		
Increase/(decrease) in trade and other payables		(
Non cash operating costs relating to restructuring		
Increase/(decrease) in provisions and employee benefits		
Cash (absorbed)/generated from operations		
Interest paid		(
Taxation		(
Net cash from operating activities		
Investing activities		
Purchase of property, plant and equipment		(
Proceeds from sale of property, plant and equipment		
Purchase of investments		
Interest received		
Acquisition of subsidiaries and associate, net of cash acquired		
Issue of debt to associate		(
Disposal of subsidiaries, net of cash disposed of		
Net cash from investing activities		(
Financing activities		
Proceeds from the issue of share capital		
Purchase of own shares		(
Repayment of borrowings		1
Payment of finance lease liabilities		
Dividends paid		(
Net cash from financing activities		
Net increase/(decrease) in cash and cash equivalents		
Cash and cash equivalents at start of period		
Effect of exchange rate fluctuations on cash held		
Cash and cash equivalents at period end	6	

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the year ended 4 January 2008

	2007 £m
Foreign exchange translation differences	7.9
Actuarial gain/(losses) on defined benefit plans	(9.9)
Deferred tax associated with employee benefit schemes	0.5
Cash flow hedges:	
Effective portion of changes in fair value	(1.2)
Change in fair value of equity securities available-for-sale	0.3
Income and expense recognised directly in equity	(2.4)
Profit/(loss) for the period	56.5
Total recognised income and expense for the period	54.1
Attributable to:	
Equity holders of the parent	50.2
Minority interest	3.9
Total recognised income and expenses for the period	54.1

Basis of Preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards adopted for use in the EU in accordance with EU law (IAS regulation EC/1606/2002).

The financial information set out above does not constitute the company's statutory accounts for the years ended 4 January 2008 or 2007. Statutory accounts for 2006 have been delivered to the registrar of companies, and those for 2007 will be delivered in due course. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Segment reporting

	Carbon		Technical Ceramics		T Ce
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m
Revenue from external customers	216.6	213.6	152.6	162.5	291.9
Segment profit	31.7	28.5	14.7	19.3	33.2
Unallocated costs					
Operating profit					

Net financing costs					
Loss on disposal of business					
Share of profit of associate (net of income tax)	0.2	-	-	-	-
Income tax expense					
Profit for the period					
Segment operating profit before one-off items*	34.6	33.8	19.9	17.0	32.7
Unallocated costs					
Operating profit before one-off items*					

* Operating profit before one-off items. This measure of profit is shown because it to measure the underlying performance of the business.

	Europe		Americas		Far Aus
	2007	2006	2007	2006	2007
	£m	£m	£m	£m	£m
Revenue from external customers	280.7	261.9	291.7	302.4	108.6

2. Net finance income and expense

Recognised in profit or loss
Interest income on bank deposits
Expected return on IAS 19 scheme assets

Finance income

Interest expense on financial liabilities measured at amortised cost (
Interest on IAS 19 obligations (

Finance expense (

Net financing costs

The above finance income and expense include the following in respect of assets/(liabilities) not at fair value through profit or loss:
Total interest income on financial assets

Total interest expense on financial liabilities (

Recognised directly in equity
Net change in fair value of available for sale financial assets
Effective portion of changes in fair value of cash flow hedge
Effective portion of change in fair value of net investment hedge
Foreign currency translation differences for foreign operations

Recognised in:
Fair value reserve
Translation reserve
Hedging reserve

3. Taxation - Income tax expense

Recognised in the income statement

Current tax expense
Current year
Adjustments for prior years

Deferred tax expense
Origination and reversal of temporary differences
Benefit of losses recognised

Total income tax expense in income statement

Reconciliation of effective tax rate	2007 £m	2007 %
Profit before tax	71.7	
Income tax using the domestic corporation taxt rate	21.4	30.0
Non-deductible expenses	1.1	1.5
Effect of tax losses utilised	(12.0)	(16.7)
Under provided in prior years	1.6	2.2
Other (including the impact of overseas tax rates)	3.1	4.3
	15.2	21.2

Income tax recognised directly in equity	
Actuarial gains and losses	0.5
Total income tax recognised directly in equity	0.5

4. Restructuring costs and costs associated with settlement of anti-trust litig

Costs of restructuring were £9.8 million (2006: £23.9 million) and legal costs recoverable associated with settlement of anti- trust litigation were £0.8 milli (2006: a cost of £3.8 million).

5. Earnings per share

Basic earnings per share

The calculation of basic earnings per share at 4 January 2008 was based on the profit attributable to equity holders of The Morgan Crucible Company plc of £52.6 million (4 January 2007: £36.9 million) and a weighted average number of ordinary shares outstanding during the period ended 4 January 2008 of 275,659,262 (4 January 2007: 287,110,574) calculated as follows:

Profit attributable to Equity holders of The Morgan Crucible Company plc	
Weighted average number of Ordinary shares	
Issued Ordinary shares at 5 January	293
Effect of shares issued in period and Treasury shares held by the Company	(17
Weighted average number of Ordinary shares at period end	275
Basic earnings per share (pence)	

Diluted earnings per share

The calculation of diluted earnings per share at 4 January 2008 was based on the profit attributable to equity holders of The Morgan Crucible Company plc of £52.6 million (4 January 2007: £36.9 million) and a weighted average number of ordinary shares outstanding during the period ended 4 January 2008 of 283,598,328 (4 January 2007: 298,938,120), calculated as follows:

Profit attributable to Equity holders of The Morgan Crucible Company plc	
Weighted average number of Ordinary shares	
Weighted average number of Ordinary shares	275,
Effect of share options/incentive schemes	7,
Diluted weighted average number of Ordinary shares	283,
Diluted earnings per share (pence)	

Earnings per share before one-off items

The calculation of earnings per share before one-off items at 4 January 2008 was based on profit from operations and share of profit of associate, before one-off items less net finance costs, income tax expense (excluding tax credit arising from one-off items of £0.6 million, (4 January 2007: £5.6 million)) and minority interest of £61.5 million (4 January 2007: £51.3 million) and a weighted average number of ordinary shares outstanding during the period ended 4 January 2008 of 275,659,262 (4 January 2007: 287,110,574) calculated as follows:

Profit from operations and share of profit of assoicate, before one-off items less net finance costs, income tax expense and minority interest	
Weighted average number of Ordinary shares	

Issued Ordinary shares at 5 January	293,[illegible]
Effect of shares issued in period and Treasury shares held by the Company	(17,[illegible]
Weighted average number of Ordinary shares at period end	275,[illegible]

Earnings per share before one-off items (pence)

Diluted earnings per share before one-off items

The calculation of diluted earnings per share before one-off items at 4 January 2008 was based on profit from operations and share of profit of associate, before one-off items less net finance costs, income tax expense (excluding tax credit arising from one-off items £0.6 million (4 January 2007: £5.6 million)) and minority interest of £61.5 million (4 January 2007: £51.3 million) and a weighted average number of ordinary shares outstanding during the period ended 4 January 2008 of 283,598,328 (4 January 2007: 298,938,120) calculated as follows:

Profit from operations and share of profit of assoicate, before one-off items less net finance costs, income tax expense and minority interest

Weighted average number of Ordinary shares

Weighted average number of Ordinary shares	275,[illegible]
Effect of share options/incentive schemes	7,[illegible]
Diluted weighted average number of Ordinary shares	283,[illegible]

Diluted earnings per share before one-off items (pence)

6. Cash and cash equivalents/bank overdrafts

	2007 £m	2006 £m
Bank balances	81.0	70.2
Cash deposits	27.0	27.2
Cash and cash equivalents per balance sheet	108.0	97.4
Bank overdrafts subject to cash pooling arrangements	(17.9)	(23.9)
Cash and cash equivalents per cash flow statement	90.1	73.5
Bank overdrafts subject to cash pooling arrangements	(17.9)	(23.9)
Other bank overdrafts	(2.9)	(0.6)
Total bank overdrafts	(20.8)	(24.5)

Regulatory Announcement

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	18:07 05-Feb-08
Number	3765N

TR-1: Notifications of Major Interests in Shares

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   The Morgan Crucible Company plc

2. **Reason for the notification**
   (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify): ( )
   ....

3. **Full name of person(s) subject to notification obligation:**
   Standard Life Investments Limited

4. **Full name of shareholder(s)** (if different from 3):
   Vidacos Nominees

5. **Date of transaction** (and date on which the threshold is crossed or reached if different):
   1 February 2008

6. **Date on which issuer notified:**
   5 February 2008

7. **Threshold(s) that is/are crossed or reached:**
   15%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**	
	Number of shares	**Number of voting rights**
GB0006027295	39,009,231	39,009,231

Class/type of shares if possible use ISIN CODE	**Resulting situation after the triggering transaction** **Number of shares**	**Number of voting rights**		**% of voting rig**	
		Direct	**Indirect**	**Direct**	**Indire**
GB0006027295	40,926,611	22,879,923	18,046,688	8.395%	6.621'

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/ converted)**	**% of votin(rights**
N/A				

Total (A+B)

Number of voting rights	**% of voting rights**
40,926,611	15.016%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Standard Life Investments Limited

Proxy Voting:

10. Name of proxy holder:
……………..

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Tracey Bigmore

15. Contact telephone number:

01753 837000

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	16:51 18-Feb-08
Number	2508O

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 18 February 2008 it purchased for cancellation from JPMorgan Cazenove Limited 225,000 ordinary shares at an average price of 196.6771 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 270,164,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 270,164,074.

The above figure 270,164,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	16:58 15-Feb-08
Number	1500O

The Morgan Crucible Company plc announces that on 15 February 2008 it purchased for cancellation from JPMorgan Cazenove Limited 220,000 ordinary shares at an average price of 192.3994 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 270,389,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 270,389,074.

The above figure 270,389,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:30 14-Feb-08
Number	0544O

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 14 February 2008 it purchased for cancellation from JPMorgan Cazenove Limited 220,000 ordinary shares at an average price of 188.9538 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 270,609,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 270,609,074.

The above figure 270,609,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:12 13-Feb-08
Number	9566N

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 13 February 2008 it purchased for cancellation from JPMorgan Cazenove Limited 220,000 ordinary shares at an average price of 184.88 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 270,829,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 270,829,074.

The above figure 270,829,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:15 12-Feb-08
Number	8628N

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 12 February 2008 it purchased for cancellation from JPMorgan Cazenove Limited 230,000 ordinary shares at an average price of 185.9751 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 271,049,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 271,049,074.

The above figure 271,049,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:21 11-Feb-08
Number	7732N

The Morgan Crucible Company plc announces that on 11 February 2008 it purchased for cancellation from JPMorgan Cazenove Limited 220,000 ordinary shares at an average price of 185.9442 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 271,279,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 271,279,074.

The above figure 271,279,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:07 08-Feb-08
Number	6748N

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 8 February 2008 it purchased for cancellation from JPMorgan Cazenove Limited 220,000 ordinary shares at an average price of 185.8188 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 271,499,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 271,499,074.

The above figure 271,499,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:03 07-Feb-08
Number	5738N

ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-3387

The Morgan Crucible Company plc announces that on 7 February 2008 it purchased for cancellation from JPMorgan Cazenove Limited 220,000 ordinary shares at an average price of 186.248 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 271,719,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 271,719,074.

The above figure 271,719,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:11 06-Feb-08
Number	4654N

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 6 February 2008 it purchased for cancellation from JPMorgan Cazenove Limited 210,000 ordinary shares at an average price of 188.9694 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 271,939,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 271,939,074.

The above figure 271,939,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:14 05-Feb-08
Number	3708N

ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-3387

The Morgan Crucible Company plc announces that on 5 February 2008 it purchased for cancellation from JPMorgan Cazenove Limited 205,000 ordinary shares at an average price of 199.2865 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 272,149,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 272,149,074.

The above figure 272,149,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:02 04-Feb-08
Number	2723N

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 4 February 2008 it purchased for cancellation from JPMorgan Cazenove Limited 200,000 ordinary shares at an average price of 204.3043 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 272,354,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 272,354,074.

The above figure 272,354,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:11 01-Feb-08
Number	1575N

ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-3387

The Morgan Crucible Company plc announces that on 1 February 2008 it purchased for cancellation from JPMorgan Cazenove Limited 210,000 ordinary shares at an average price of 201.6083 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 272,554,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 272,554,074.

The above figure 272,554,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:28 31-Jan-08
Number	0386N

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 31 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 200,000 ordinary shares at an average price of 195.3250 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 272,764,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 272,764,074.

The above figure 272,764,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Total Voting Rights
Released	16:50 31-Jan-08
Number	0288N

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc
Total Voting Rights – Month-End Notification

In conformity with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1, we would like to notify the market of the following:

As at 31st January 2008 the issued share capital of The Morgan Crucible Company plc consisted of 272,964,074 25p Ordinary Shares with voting rights, and 437,281 Cumulative Preference Shares (125,327 5.5% Cumulative First Preference Shares of £1.00 each and 311,954 5% Cumulative Second Preference Shares of £1.00 each), with no voting rights, save in specified limited circumstances. No shares were held in Treasury.

Each Ordinary Share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of The Morgan Crucible Company plc.

Therefore, as at the above date, the total number of shares with voting rights in The Morgan Crucible Company plc was 272,964,074.

The above figure 272,964,074 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:01 30-Jan-08
Number	9082M

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 30 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 200,000 ordinary shares at an average price of 203.5391 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 272,964,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 272,964,074.

The above figure 272,964,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:02 29-Jan-08
Number	8092M

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 29 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 175,000 ordinary shares at an average price of 199.5891 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 273,164,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 273,164,074.

The above figure 273,164,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

END

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